SOUTH TEXAS OIL COMPANY

2802 Flintrock Trace, Suite 252
Austin, TX  78738
Telephone:  (512) 371-4152
Facsimile: (512) 263-5046

April 18, 2007

Securities and Exchange Commission
Kevin Stertzel, Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:    SOUTH TEXAS OIL COMPANY
       COMMENT LETTER DATED MARCH 6, 2007
       FORM 10-K
       FILE NO. 0-50732
       FILED ON MARCH 31, 2006

Dear Mr. Stertzel:

The following are South Texas Oil Company's responses to the comments sent under cover of your March 6, 2007 letter sent to my attention. An amendment on Form 10-KSB/A for the year ended December 31, 2005 was filed on April 17, 2007.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

   1. Please submit your response letter dated February 8, 2007 and your draft Form 10-KSB amendment to your EDGAR correspondence folder.

       Response:  Form 10-KSB/A was submitted on April 17, 2007.

Note 2 - Summary of Significant Accounting Policies

Fixed Assets, page F-8

   2. We note your response to our prior comment number two. It appears from your response letters and the draft amendment provided as part of your response, that you intend to amend your document. As such, please modify your document to incorporate all changes including those pertaining to your oil and gas assets and related note disclosures.

       Response: Form 10-KSB/A, filed on April 17, 2007, was modified to incorporate all changes including those pertaining to the oil and gas assets and related note disclosures.

   3. We have reviewed your response to prior comment number three and are unable to agree with you conclusion. As noted in paragraph 3 of SFAS 143 you are required to recognize a liability for the fair value of your asset retirement obligations when it is incurred. This requires recording a liability and an increase in the cost of the related asset. We issue our prior comment in its entirety.

   Response: Form 10-KSB/A, filed on April 17, 2007, was modified to recognize the asset retirement obligations.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves, page F-19

   4. We note your response to our prior comment number six. It appears your 3.5% rate used in your impairment analysis incorporates only the risk of inflation. Please tell us why you believe this rate is representative of your risk profile and your cost of capital. Please refer to paragraph 23 of SFAS 144.

   Response: The Company has revised the impairment analysis utilizing a 10% rate to account for the risk of inflation as well as our estimated cost of capital. The net present value obtained is still much greater than the book value currently reported on the financial statements.

Engineering Commments

Financial Statements
Note 4 -  Reserves Quantity Information
Proved Developed and Undeveloped Reserves, Page F-19

   5. In comment seven of our letter dated September 14, 2006, we asked that you incorporate year-end prices and costs in your 2005 estimated proved reserves and associated standardized measure. Your draft amended 2005 Form 10-KSB shows none of these requested changes. We reissue our prior comment seven.

   Response: Form 10-KSB/A, filed on April 17, 2007, was modified to incorporate the requested information based on new reserve studies performed by independent petroleum engineers which factored in the requested information.

   6. We note your February 5, 2007 announcement that you have received a $15 million credit facility as well as your January 31, 2007 announcement concerning your drilling of a third (Colorado) DJ basin well. Your response to our prior comment number eight indicates you will initiate drilling upon your booked proved undeveloped reserves in Texas "during the next 12 months." Even though the development capital is available and these PUD volumes have been booked since year-end 2002, you have not drilled any of these locations. This additional delay in the monetization of these volumes lends doubt as to the viability of these reserves and precludes their classification as proved. Please amend your document to remove these claimed proved undeveloped reserves.

   Response: The Company obtained a new reserve study which has removed the $3.1 million of development costs which were previously factored into our reserve estimates. The removal of this should alleviate any concern that we are overly optimistic about the value of the reserves.



Sincerely,
/s/ Murray N. Conradie
----------------------
Murray N. Conradie
Chairman/CEO